UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

September 6, 2017

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Debra O’Neal-Johnson

Re:	Crawford Multi-Asset Income Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed June 29, 2017 for the purpose of forming a new series, the Crawford Multi-Asset Income Fund.

(1)	Comment: Please confirm that the Fund has no shareholder fees.

Response: The Fund does not charge shareholder fees.

(2)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example as shown on the final page of this letter will appear in the effective prospectus.

(3)	Comment: Please delete the reference to 12b-1 fees in the footnote to the Fee Table.

Response: We have deleted this reference.

(4)	Comment: Please delete the reference to administrative and/or shareholder servicing fees in the footnote to the Fee Table.

Response: We have deleted this reference.

(5)	Comment: Please add “whichever is less” to the end of the last sentence of the footnote to the Fee Table.

Response: We have added “whichever is less.”

(6)	Comment: Please insert the parenthetical (“junk bonds”) following “below investment grade ratings” in the Principal Investment Strategies.

Response: We have inserted this parenthetical.

(7)	Comment: If the Fund will invest in emerging markets, add disclosure to the Principal Investment Strategies and Principal Risks.

Response: The Fund will not invest in emerging markets.

(8)	Comment: Please indicate in your response the maximum amount of portfolio holdings that will be invested in asset-backed securities.

Response: None initially, but the Fund could be invested over 10% in asset-backed securities in the future. The Fund will not invest more than 15% in asset-backed securities.

(9)	Comment: Please discuss the Fund’s maturity strategy and market capitalization in the Principal Investment Strategies.

Response: The Fund’s maturity strategy will be heavily influenced by yield opportunities, which will be balanced by interest rate risk. The Fund plans to invest in high yield, dividend paying stocks across the capitalization spectrum. We have revised the second paragraph of the Principal Investment Strategies as follows:

The Advisor seeks to provide diversified exposure across income producing assets. Within each asset class, the Advisor places an emphasis on the relative quality among the options available. The Advisor also assesses each security’s risk profile and attempts to balance the Fund’s holdings across the four primary risk categories of market risk, interest rate risk, oil/energy price risk and credit risk. The Fund plans to invest in high yield, dividend paying stocks across the capitalization spectrum. The Fund may invest in bonds of all maturities. The Fund’s maturity strategy will be heavily influenced by yield opportunities, which will be balanced by interest rate risk.

(10)	Comment: The Principal Investment Strategies uses the term “below investment grade” while the Principal Risks uses the term “lower quality.” Please use consistent terminology. Also, mention the speculative nature of junk bonds.

Response: We have revised the High Yield Securities Risk as follows:

Below investment grade bonds, known as “high yield” or “junk” bonds, often are considered to be speculative and present greater risk than bonds of higher quality, including an increased risk of default or price change due to changes in the issuer’s creditworthiness or changes in economic conditions. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price.

(11)	Comment: If the Adviser posts its Policies & Procedures regarding Disclosure of Portfolio holdings on its website, modify the related disclosure on page 11 of the registration statement to so indicate.

Response: The Policies & Procedures are included in the Statement of Additional Information which will be posted on the Adviser’s website. We have noted this in the Portfolio Holdings disclosure in the prospectus.

(12)	Comment: Please confirm that prior performance returns are net of all fees and expenses other than custodial fees.

Response: The Adviser has confirmed that prior performance returns are net of all fees and expenses other than custodial fees.

(13)	Comment: If actual fees and expenses of the Separate Account Composite are lower than Fund Fees, state that performance would be lower if Fund fees and expenses were deducted.

Response: The actual fees and expenses of the Separate Account Composite have been both higher and lower than Fund fees and expenses over time, which could result in lower or higher performance if Fund fees and expenses were deducted. We have added the below sentence to the disclosure preceding the Average Annual Total Returns table in the prospectus.

“If actual fees and expenses of the Fund were reflected in the performance of the Accounts, the performance of the Accounts may be lower than the performance shown.”

(14)	Comment: Pursuant to Rule 204-2 of the Investment Advisers Act of 1940, please represent that the Adviser maintains records to support the prior performance numbers shown.

Response: The Adviser has confirmed that it does maintain records to support the prior performance numbers.

(15)	Comment: Regarding footnote 2 in prior performance, either 1) indicate who conducted the audit, state what type of audit was conducted, and file consent of the auditor, or 2) eliminate the footnote.

Response: We have eliminated the footnote.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust
Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.33%
Acquired Fund Fees and Expenses	0.00%

Total Annual Fund Operating Expenses	1.33%
Fee Waiver/Expense Reimbursement[1]	(0.33)%

Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)	1.00%

[1]	The Fund’s Advisor has agreed to waive its management fee and/or reimburse expenses so that total annual operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.00% through April 30, 2021. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver or reimbursement is subject to recoupment by the Advisor in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the applicable annual limit in effect at the time of the expense payment or the reimbursement, whichever is less.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then, except as indicated, redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Only the 1 year number shown below reflects the Advisor’s agreement to waive fees and/or reimburse Fund expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$102	$318